SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)1

GRIFFON CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

398433102
(CUSIP Number)

Gary T. Moomjian, Esq.
Moomjian, Waite, Wactlar & Coleman, LLP
100 Jericho Quadrangle, Suite 225
Jericho, New York 11753
(516) 937-5900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 29, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)
______________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398433102	13D	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSONS

Harvey R. Blau

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF	7.	SOLE VOTING POWER	2,519,321
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	-0-
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	2,457,469
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,519,321

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.3%

14.	TYPE OF REPORTING PERSON *
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed by Harvey R. Blau with the Securities Exchange Commission (“SEC”) on January 23, 1998, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on August 29, 2005 (as amended, the “Schedule 13D”). Unless set forth below, all previous Items are unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Blau acquired 416,185 shares of common stock, par value $.25 per share (“Shares”), of Griffon Corporation (the “Issuer”) upon the exercise of rights granted to him pursuant to the rights offering, consummated by the Company on September 29, 2008 (the “Rights Offering”), the exercise prices of which were paid for with his personal funds in the aggregate amount of $3,537,572.50.

Mr. Blau’s spouse acquired 299,753 Shares upon the exercise of rights granted to her in connection with the Rights Offering, the exercise prices of which were paid for with her personal funds in the aggregate amount of $2,547,900.50.

Item 4. Purpose of Transaction.

Mr. Blau acquired the Shares for investment purposes. From time to time, Mr. Blau may acquire additional Shares or dispose of some or all of the Shares owned by him. Mr. Blau is Chairman of the Board of Directors of the Issuer and intends to exercise his duties as a member of the Board of Directors, which may result in the consummation of certain of the transactions or matters described in paragraphs (a) through (j) of Item 4 of the instructions for Schedule 13D. Other than as set forth herein, Mr. Blau presently has no plans or proposals which relate to or would result in the occurrence of any of the events listed in paragraphs (a) through (j) of Item 4 of the instructions for Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	Aggregate number of Shares beneficially owned: 2,519,321 (1)
Percentage: 4.3%

(b)	1. Sole power to vote or to direct vote: 2,519,321 (1)
2. Shared power to vote or to direct vote: 0
3. Sole power to dispose or to direct the disposition: 2,457,469 (2)
4. Shared power to dispose or to direct the disposition: 0
___________
(1)
Includes (i) 30,000 Shares of restricted stock as to which Mr. Blau can direct the vote but does not have the right to dispose of or to direct the disposition of, (ii) 31,852 shares that Mr. Blau has the right to vote pursuant to the terms of the Employee Stock Ownership Plan of the Issuer but does not have the right to dispose of or to direct the disposition of, (iii) options to purchase an aggregate of up to 613,000 Shares that are currently exercisable and (iv) 772,253 Shares owned by Mr. Blau’s spouse as to which Mr. Blau disclaims beneficial interest.

(2)
Includes (i) options to purchase an aggregate of up to 613,000 Shares that are currently exercisable and (ii) 772,253 Shares owned by Mr. Blau’s spouse as to which Mr. Blau disclaims beneficial interest. Excludes (a) 31,852 Shares that Mr. Blau has the right to vote pursuant to the terms of the Employee Stock Ownership Plan of the Issuer but does not have the right to dispose or direct the disposition of and (b) 30,000 Shares of restricted stock as to which Mr. Blau can direct the vote but does not have the right to dispose of or to direct the disposition of.

(c)
On September 29, 2008, the Rights Offering was consummated and (i) Mr. Blau, through the exercise of rights, purchased 416,185 Shares at a purchase price of $8.50 per Share, for an aggregate amount of $3,537,572.50, and (ii) Mr. Blau’s spouse, through the exercise of rights, purchased 299,753 Shares at a purchase price of $8.50 per share, for an aggregate amount of $2,547,900.50. The period during which rights could be exercised expired on September 19, 2008, and Mr. Blau filed a Form 4 on September 23, 2008 to disclose the shares subscribed to, the actual purchase of which is described in this Amendment No. 2 to Schedule 13D.

Mr. Blau disclaims beneficial ownership of the Shares owned by his spouse.

(d)	Mr. Blau’s spouse has the right to receive dividends from and the proceeds from the sale of Shares by her.

(e)	Mr. Blau ceased to be the beneficial owner of more than 5% of the common stock of the Issuer on September 29, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2008

/s/ Harvey R. Blau
Harvey R. Blau